Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-160345
Dated December 31, 2009
http://www.sec.gov/Archives/edgar/data/1466802/000104746909010945/a2195927zs-1a.htm

Falcon Gold

INDEX 5 [7, 9]*

Flexible Premium Deferred Indexed Annuity

EAGLE LIFE
INSURANCE COMPANY

Product Concept	Flexible premium fixed deferred indexed annuity with a 3, 5 , or 7 year surrender charge period. Choice of three interest-crediting methods: 1-year Fixed Value, 1-year Annual Point-to-Point, and 1-year Monthly Point-to-Point , both based upon movement in S&P 500.
Issue Ages	0-80 owner and annuitant
Premium	• $10,000 minimum initial premium • $1,000 minimum additional premium Additional premiums accepted between anniversaries will be held in the 1-year Fixed Value Option at current rates until the next contract anniversary, when the owner may elect to transfer money between Options Company maximum premium limit per contract owner is $1,000,000.
Death Benefit	The greater of the contract value or the minimum guaranteed surrender value as of date of death.
Minimum Guaranteed Surrender Value	87.5% of all premiums less any withdrawal proceeds, all accumulated at the minimum guaranteed interest rate listed in the contract.
Fixed Value Crediting Method Minimum Guaranteed Interest Rate	We credit contract owner accumulated value in the Fixed Value Option with a fixed rate of interest we declare for one year. The minimum guaranteed interest rate for the Fixed Value Option is 1%.
Indexed Crediting Methods	**1-year Point to Point Value:** The interest we credit is based on the annual positive percentage change of the S&P 500 Index over the contract year, subject to an annual cap. Cap guaranteed to never be less than 4%. Any interest credits are applied on the contract anniversary. **1-year Monthly Point to Point Value:** The interest we credit is based on the monthly percentage changes of the S&P 500 Index, subject to a monthly cap rate. We credit any interest annually on the contract anniversary, based on the sum of the 12 monthly percentage changes in the Index. Any annual interest credit under either Indexed Value Option will never be less than zero.
Annuitization & Other Settlement Options	**Minimum annuitization period:** 5 years **Guaranteed annuitization options:** income for specified period, life income, income of specified amount, and joint and survivor income.

Eagle Life Insurance Company | West Des Moines, IA 50266 | www.eagle-lifeco.com | (866) 526-0995

For broker/dealer offi ce use only. Not for registered representative or public distribution. Note: The Registration Statement for this product filed with the SEC has not yet been declared effective. This material is subject to revision as the contract may change due to particular federal and/or state requirements. It is possible the product may never receive approval. We may not sell this product until the Registration Statement has been declared effective. The information presented is only for internal educational use; reproducing or otherwise disseminating this material to agents, registered representatives, consumers or the general public is strictly prohibited. The information contained in the Prospectus is not complete and is subject to change. The Prospectus is not an offer to sell this product and is not soliciting an offer to buy this product in any state where the offer or sale is not permitted. Riders Surrender Charge Free Amount Surrender Charge (% of Contract Value at surrender, or % of Withdrawal Amount upon partial withdrawal) Registration Confinement Care Rider: penalty free withdrawal of up to 100% of Contract Value for an initial confinement to a qualified care center (automatically included for issue ages <75) subject to certain conditions. Terminal Illness Rider: after 1 year penalty free withdrawal of up to 100% of Contract Value for terminal illness expected to result in death within 1 year (automatically included for issue ages <75) subject to certain conditions. Lifetime Income Benefit Rider providing guaranteed income stream for life without necessity of annuitization. The owner can withdraw up to 10% of the contract value once each year without a surrender charge or MVA. Partial withdrawals (over and above the 10% penalty free amount) may be made at any time and are subject to surrender charges, market value adjustments and minimum Contract Value limitations. Any withdrawals from an Indexed Value Option prior to the end of an index period will not be credited with index interest for that period. Three-Year Product Contract Year 1 2 3 4 Percentage 8 7 6 0 Five-Year Product Contract Year 1 2 3 4 5 6 Percentage 8 7 6 5 4 0 Seven-Year Product Contract Year 1 2 3 4 5 6 7 8 Percentage 8 7 6 5 4 3 2 0 This communication is for broker/dealer internal use only and is not intended for distribution to registered representatives or the public. Notwithstanding the limited use and distribution of this communication, the following is the legend required by Rule 433 under the Securities Act of 1933. We have filed a Registration Statement (including a Prospectus) with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. For more information about us, the offering and the flexible premium fixed deferred indexed annuity, you should consult the Prospectus we have provided you. *Not FDIC Insured. May Lose Value. Not Insured By Any Federal Government Agency. Not a Bank Deposit. 3520-PF 04.15.10